Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form S-3 of our report dated February 27, 2009, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in accounting for earnings per share discussed in Note 2 and the reclassification of the operating results of the Ohio market to discontinued operations discussed in Note 5, as to which the date is October 30, 2009, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Builders FirstSource, Inc.’s Current Report on Form 8-K dated October 30, 2009. We also consent to the reference to us under the heading “Experts” in such Registration Statement.
/s/ PricewaterhouseCoopers LLP
Dallas, Texas
January 15, 2010